Rec'd 5/24/06

CM

06008780

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden - hours per response . . . 12.00

6/30

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8- 15608

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 24 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 31/12/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRANSATLANTIC SECURITIES COMPANY, ~~L.P.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MONTREAL QUEBEC (CANADA) H3A 3R7

(No. and Street)

1000 SHERBROOKE STREET WEST, SUITE 2200

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DOREY, CA (514) 847-7638

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON

(Name — *if individual, state last, first, middle name)*

600, RUE DE LA GAUCHETIERE WEST, SUITE 1900, MONTREAL, QUEBEC H3B 4L8

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

7/6/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT DOREY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSATLANTIC SECURITIES COMPANY, L.P., as of DECEMBER 31, ~~19~~ 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT / CEO / CFO

Title

NICOLE LEDUC

Notary Public

COMMISSAIRE À L'ASSERMENTATION

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

Auditors' Report

To the Partners of
Transatlantic Securities Company,
Limited Partnership

We have audited the summary of differences between generally accepted accounting principles in the United States of America and in Canada of Transatlantic Securities Company, Limited Partnership as at December 31, 2005. This summary is the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on this summary based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the summary is free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall summary presentation.

In our opinion, the summary of differences between generally accepted accounting principles in the United States of America and in Canada presents fairly, in all material respects, the financial position of the Limited Partnership as at December 31, 2005 and the results of its operations for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Canada
May 15, 2006

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

TRANSATLANTIC SECURITIES COMPANY, LIMITED PARTNERSHIP

Summary of differences between generally accepted accounting principles in Canada and in the United States of America (Note).

	2005	2004
	$	$
Earnings adjustments:		
Net earnings in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and generally accepted accounting principles in the United States of America ("U.S. GAAP")	1,203,956	1,883,915

	2005		2004	
	Canadian GAAP	*U.S. GAAP*	*Canadian GAAP*	*U.S. GAAP*
	$	$	$	$
Balance sheet adjustments:				
Cash and cash equivalents	1 935 536	1 935 536	2 245 854	2 245 854
Receivables from clients	27 699	27 699	36 900	36 900
Receivables from a company under common control	50 000	50 000	25 000	25 000
Other accounts receivable and prepaid expenses	89 081	89 081	41 032	41 032
Stock Exchange membership	90 000	90 000	90 000	90 000
Investments and deposits with stock exchanges and clearing organizations [(a)]	608 904	608 904	549 838	549 838
Payables to brokers	26 073	26 073	38 732	38 732
Payables to companies under common control	57 683	57 683	95 849	95 849
Others accounts payable and occurred liabilities	63 509	63 509	40 128	40 128
Capital	2 653 955	2 653 955	2 813 915	2 813 915

[(a)] Under U.S. GAAP, securities deposited with clearing organizations are recorded at their fair market value, unrealized gains or losses are recorded separately in capital. Under Canadian GAAP, securities deposited with clearing organizations are recorded at cost. As at December 31, 2005 and 2004, there is no material unrealized gain or loss.

Note:

The summary of differences between generally accepted accounting principles in Canada and in the United States of America should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2005 and the related notes.

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part II Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: TRANSATLANTIC SECURITIES COMPA [0013]

SEC File Number: 8- 15608 [0014]

Address of Principal Place of Business: 1000 SHERBROOKE STREET WEST [0020]

Firm ID: 6318 [0015]

MONTREAL [0021] [0022] H3A 3R7 [0023]

For Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ROBERT DOREY [0030] Phone: 5142885261 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ◉ [0040] No ○ [0041]

Check here if respondent is filing an audited report ☐ [0042]